EXHIBIT 1


                           TEXT OF JOINT PRESS RELEASE


                JOHNS MANVILLE TO EXPLORE STRATEGIC ALTERNATIVES

         DENVER, Jan. 25, - Johns Manville Corporation (NYSE:JM) and its majority shareholder, Manville Personal Injury Settlement Trust, today announced that they will undertake a review of strategic alternatives available to maximize JM's shareholder value. Such alternatives include the possible sale or merger of the company. The Manville Trust owns approximately 79% of JM's outstanding common stock.

No decision has been made to enter into any transaction or as to what form any such transaction might take. Johns Manville is being advised by J.P. Morgan & Co. Incorporated and the Manville Trust is being advised by Goldman, Sachs & Co.

         Johns Manville Corporation is a leading manufacturer and marketer of premium quality insulation and building products. The 141-year old Denver-based company had 1998 sales of approximately $1.8 billion. Johns Manville employs approximately 9,200 people and operates 54 manufacturing facilities in North America, Europe and China. Additional information can be found at www.jm.com.